BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

FINAL DETAILED VOTING MAP

ORDINARY AND EXTRAORDINARY GENERAL MEETING

Meeting to be held on March 28, 2022

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to article 21-W, sixth paragraph, item I, of CVM Instruction nº. 481 of December 17, 2009, hereby provides its shareholders with the final detailed voting map of the Ordinary and Extraordinary General Meeting held on March 28, 2022, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, the votes delivered in person and through the remote participation system made available by the Company, as attached.

São Paulo, March 28, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.